UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE) No. 353.001.861-33

Corporate Taxpayer (CNPJ/MF) ID 02.429.144/0001-93

Publicly Held Company

MINUTES OF THE 305TH MEETING OF THE BOARD OF DIRECTORS

HELD ON OCTOBER 11, 2016

1.         Date, time and venue: At 9:00 a.m. on October 11, 2016, the meeting was held via conference call, pursuant to paragraph 7, Article 17 of the Bylaws of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14º andar, conjunto 142, in the city and state of São Paulo.

2.         Call notice: The meeting was called pursuant to paragraph 3, Article 17 of the Company’s Bylaws.

3.         Attendance: All the members of the Board of Directors (“Board”).

4.         Presiding: Mr. Murilo Cesar L. S. Passos, Chairman, who invited me, Michele de Oliveira Endler Virgilio, to be the Secretary.

5.         Agenda: To consider and vote on: provision by the Company of personal guarantee in the form of suretyship, to guarantee the due, on-time and full compliance with all pecuniary obligations, both principal and ancillary, to be assumed by CPFL Comercialização Brasil ("Issuer"), pursuant to the indenture of the third (3rd) issue of simple, unsecured, non-convertible debentures, in a single series, with additional personal guarantee for public distribution with limited placement efforts, in the amount of four hundred million reais (R$400,000,000.00), of the Issuer (“Debentures”, “Issue” and “Issue Indenture”, respectively), for public distribution with limited distribution efforts, in accordance with CVM Instruction 476 of January 16, 2009, as amended (“Offer” and “CVM Instruction 476”, respectively), expressly waiving the benefits of order, novation, rights and permissions of any nature provided for in Articles 277, 333, sole paragraph, 364, 366, 821, 827, 834, 835, 837, 838 and 839 of the Brazilian Civil Code, and articles 130 and 794 of Federal Law 13,105 of March 16, 2015, as amended (“Brazilian Civil Procedure Code”), undertaking as surety and principal payer, jointly and severely liable with the Issuer, to pay the full Nominal Unit Value (as defined herein), or the balance of the Nominal Unit Value plus the respective Remuneration (as defined herein) and, if applicable, any interest for late payment, as well as any amounts, both principal and ancillary, owed by the Issuer under the Issue Indenture, including any attorneys' fees, expenses with deposits, court expenses and charges arising from lawsuits and out-of-court measures that may be filed by the trustee of the Issue; (ii) authorizing the Board of Executive Officers of the Company to carry out all acts necessary to formalize the above resolution, observing item (ii) of the resolutions herein, as well as to enter into any and all documents required to formalize and consummate the suretyship approved herein, including, but not limited to, the Issue Indenture and any amendments thereof; and (iii) the ratification of all acts already carried out by the Board of Executive Officers of the Company related to the Offer and the suretyship approved herein.

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6.         Resolutions: The directors of the Company, pursuant to item (s) of Article 17 of the Company’s Bylaws, after examining and discussing the matters, unanimously and without reservations, approved:

(i)         provision by the Company of personal guarantee in the form of suretyship, to guarantee the due, on-time and full compliance with all pecuniary obligations, both principal and ancillary, to be assumed by the Issuer, pursuant to the Issue Indenture, for public distribution with limited distribution efforts, in accordance with CVM Instruction 476, expressly waiving the benefits of order, novation, rights and permissions of any nature provided for in articles 277, 333, sole paragraph, 364, 366, 821, 827, 834, 835, 837, 838 and 839 of the Brazilian Civil Code, and articles 130 and 794 of the Brazilian Civil Procedure Code, undertaking as surety and principal payer, jointly and severely liable with the Issuer, to pay the full Nominal Unit Value (as defined herein), or the balance of the Nominal Unit Value plus the respective Remuneration (as defined herein) and, if applicable, any interest for late payment, as well as any amounts, both principal and ancillary, owed by the Issuer under the Issue Indenture, including any attorneys' fees, expenses with deposits, court expenses and charges arising from lawsuits and out-of-court measures that may be filed by the trustee of the Issue. No objection or opposition brought by the Issuer will be admitted nor may be invoked by the Company with the objective of excusing itself from complying with its obligations owed to the debentureholders in connection with the Issue and the Offer, which shall have the following characteristics:

(a)     Issue Date: For all legal purposes and effects, the date of issue of the Debentures will be October 20, 2016 (“Issue Date”).

(b)     Total Issue Amount: The total Issue amount will be four hundred million reais (R$400,000,000.00) on the Issue Date.

(c)     Amount: A total of forty thousand (40,000) Debentures will be issued.

(d)     Nominal Unit Value: The nominal unit value of the Debentures on the Issue Date will be of ten thousand reais (R$10,000.00) (“Nominal Unit Value”);

(e)     Series: the Debentures will be issued in a single series.

(f)     Type: The Debentures will be unsecured, pursuant to Article 58 of Brazilian Corporations Law.

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(g)     Guarantee: The Debentures will have additional personal guarantee in the form of suretyship, to be provided by the Company (“Guarantor”).

(h)     Form, Convertibility and Proof of Ownership of the Debentures: The Debentures will be registered and of book-entry type, without the issue of certificates, and will not be convertible into shares of the Issuer. For all purposes and effects, the ownership of Debentures will be proved through a statement issued by the financial institution responsible for the bookkeeping of the Debentures, the transfer agent. Additionally, the statement on behalf of the holders of the debentures of the Issue (“Debentureholders”) issued by CETIP S.A. – Clearing House (“CETIP”), will be recognized as proof of ownership for Debentures under the electronic custody of CETIP.

(i)      Maturity, Price and Form of Subscription and Payment: The Debentures will be subscribed and paid up, in the primary market, at their Nominal Unit Value, plus the respective Remuneration (as defined herein), calculated pro rata temporis from the Issue Date through the date of the effective payment. The Debentures will be paid in cash, in local currency, upon subscription, at the Subscription Price, according to the settlement rules applicable to CETIP.

(j)      Distribution and Trading: The Debentures will be deposited for: (a) public distribution in the primary market through the Asset Distribution Module (“MDA”), managed and operated by CETIP, with the financial settlement through CETIP; and (b) trading in the secondary market through CETIP21 – Securities, managed and operated by CETIP, with the financial settlement of any trading made through CETIP and Debentures held in electronic custody with CETIP.

(k)     Use of Proceeds: the Issuer will use the proceeds from the Issue to acquire direct or indirect ownership interest in AES Sul Distribuidora Gaúcha de Energia S.A.

(l)      Duration and Maturity: Debentures will have duration of four (4) years as of the Issue Date and therefore mature on October 20, 2020 (“Maturity Date”), except in the cases of early maturity and early redemption.

(m)    Remuneration: The Nominal Unit Value of Debentures will not be adjusted for inflation. Remuneration for the Debentures will consist of compensatory interest corresponding to cumulative variation of one hundred fourteen point five zero percent (114.50%) of the average daily rates of Interbank Deposit (DI) rate for one day, “over extra group”, as calculated and published by CETIP in the Daily Newsletter available on its website (http://www.cetip.com.br), expressed as a percentage per year of two hundred fifty-two (252) business days, calculated exponentially and cumulatively, on a pro rata temporis basis, by business days elapsed, accrued over the Nominal Unit Value of Debentures from the Issue Date through the Maturity Date and paid at the end of each Capitalization Period, as defined next, according to formula established in the Debenture Issue Indenture (“Remuneration”). The capitalization period of the Remuneration is, for the first Capitalization Period, the period between the Issue Date, inclusive, and the first Date of Payment of the Remuneration, exclusive, and, for the other Capitalization Periods, the period between the Date of Payment of the Remuneration, inclusive, and the subsequent Date of Payment of the Remuneration, exclusive. Each Capitalization Period succeeds the previous period without interruption, through the respective Maturity Date of each series (“Capitalization Period”).

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(n)     Payment of the Remuneration: The Remuneration will be paid semiannually, as of the Issue Date, with the first payment on April 20, 2017 and other payments on the 20th of October and April of each subsequent year, and the final payment due on the Maturity Date (or on the date of the Optional Full Early Redemption or Early Maturity of Debentures), according to the Issue Indenture, as applicable).

(o)     Amortization: the Nominal Unit Value or its outstanding balance, as applicable, will be amortized by the Issuer in two (2) annual and consecutive installments as of the thirty-sixth (36th) month, inclusive, as of the Issue Date, with the first one due on October 20, 2019 and the last one due on the Maturity Date, observing the following amortization percentages:

Date	Percentage of payment of the Nominal Unit Value or the outstanding balance of the Nominal Unit Value, as applicable
October 20, 2019	Fifty per cent (50.0000%)
Maturity Date	Outstanding balance of Debentures

If the Issuer carries out an Optional Extraordinary Amortization (as defined herein), the percentages of scheduled amortization will be calculated based on the outstanding balance of the Nominal Unit Value, without requiring any amendments to the Issue Indenture.

(p)     Optional Full Early Redemption and Optional Extraordinary Amortization: The Issuer may, at any time and at its exclusive discretion, carry out: (i) the early redemption of all Debentures (“Optional Full Early Redemption”); or (ii) extraordinary amortization of up to ninety-nine percent (99%) of the Nominal Unit Value of Debentures, which will include, proportionately, all Debentures (“Optional Extraordinary Amortization”). There will be neither partial early redemption of Debentures nor Optional Extraordinary Amortization of all Debentures.

(q)     Optional Acquisition: The Issuer may, at any time, observing the periods established in CVM Instruction 476, repurchase Debentures, according to paragraph 3, Article 55 of Brazilian Corporation Law. The Debentures acquired by the Issuer may be canceled, held in treasury by the Issuer, or re-placed in the market, observing the conditions under CVM Instruction 476. The Debentures acquired by the Issuer and held in treasury pursuant to this item, if and then re-placed in the market, will be entitled to the same Remuneration applicable to the other Debentures.

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(r)     Early Maturity: Observing the provisions in the indenture of issue of the Debentures, the Trustee shall declare early maturity of all obligations object of the indenture of issue of the Debentures and require the immediate payment, by the Issuer and/or the Guarantor, as applicable, of the Nominal Unit Value of the Debentures, plus the Remuneration, calculated pro rata temporis from the Issue Date or the last date of the payment of the Remuneration, if any, in case of occurrence of any of the events of default to be defined in the indenture of issue of the Debentures.

(s)     Fine and Interest for Late Payment: Without prejudice to the Remuneration, in case the Issuer and/or the Guarantor fail to make the on-time payment of any amount due to the Debentureholders, any amounts overdue and unpaid by the Issuer and/or the Guarantor, including, but not limited to, the payment of the Remuneration due pursuant to the Issue Indenture, will be subject, regardless of prior notice, notification, or court or out-of-court notification: (i) conventional, irreducible and non-compensatory fine of two percent (2%); and (ii) interest for late payment at the rate of one percent (1%) per month, calculated pro rata temporis from the date of default through the date of the effective payment (“Charges on Late Payment”).

(u)     Distribution and Trading: The Debentures will be object of an Offer, under a firm guarantee of distribution for all Debentures, with the intermediation of an intermediary financial institution of the Issue that is a member of the securities distribution system (“Lead Manager”).

(v)     Form and Place of Payment: Any payments to which the Debentures are entitled will be made by the Issuer using the procedures adopted by CETIP for Debentures held in electronic custody of CETIP. Any Debentures that are not held in custody with CETIP will have their payments made by the transfer agent or at the headquarters of the Issuer, as applicable.

(w)    Renegotiation: The Debentures shall not be subject to scheduled renegotiation.

(x)     Extension of Terms: The terms for payment of any obligation provided in and arising from the Issue Indenture will be considered extended if the maturity coincides with a day on which banks are closed in the City of São Paulo, State of São Paulo, a national holiday in Brazil, Saturdays or Sundays, without any increase to the amounts due, except in the cases where payments must be made by CETIP, in which case the term will only be extended when the date of payment is not a Business Day (as defined herein). “Business Day” will be considered as any week day, except Saturdays, Sundays and national holidays in Brazil. When any period mentioned in the Issue Indenture is not followed by the term “Business Day,” such period will be construed as counted through calendar days.

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(ii)        authorizing the Board of Executive Officers of the Company, and any of its legal representatives, to carry out all acts necessary to formalize and consummate the suretyship approved herein, as well as to enter into any and all documents that may be required, including, but not limited to, the Issue Indenture and any amendments thereof; and

(iii)       the ratification of all acts already carried out by the Board of Executive Officers of the Company related to the Offer and the suretyship approved herein.

7.         Closure and Drawing up of Minutes: There being no further business to discuss, the floor was offered to all those present and, as no one came forward, the meeting was adjourned for the time required to draw up these minutes, which was then read, approved and signed by all those present. Murilo Cesar L. S. Passos, Décio Bottechia Júnior, Ana Maria Elorrieta, Arnaldo José Vollet, Francisco Caprino Neto, José Florêncio Rodrigues Neto, Martin Roberto Glogowsky and Michele de Oliveira Endler Virgilio.

This is a true copy of the original minutes drawn up in the Book of Minutes of meetings of the Board of Directors no. 7, pages 57 to 62.

Michele de Oliveira Endler Virgilio

Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 17, 2016

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.